Exhibit 4.2

SEVENTH MODIFICATION TO

PROMISSORY NOTE AGREEMENT

THIS SEVENTH MODIFICATION TO THE PROMISSORY NOTE AGREEMENT (the "Agreement"), dated December 23, 2013, as amended, by and between Ralph M. Richart and John M. McCormack (the "Lenders") and Radnostix, Inc. (formerly International Isotopes Inc.), a Texas corporation ("Borrower" or "Company") is entered into as of 30 June, 2026.

WITNESSETH:

WHEREAS, the Lenders and Borrower desire to modify the Promissory Note Agreement, as previously amended (the “Note”), to: (i) permanently release and extinguish all security interests and liens; (ii) provide for voluntary and mandatory conversion rights; (iii) extend the maturity date; and (iv) remove all provisions related to the American Fuel Resources, LLC asset sale;

WHEREAS, Ralph M. Richart passed away on December 27th, 2025 and the Note devolved to the decedent’s estate, known to the Company as the Estate of Ralph M. Richart (the “Richart Estate”).

WHEREAS, Mr. Richart, prior to his passing, had granted Christopher G. Grosso power of attorney to represent him for purposes of the Note;

WHERAS after Mr. Richart’s passing, Mr. Grosso in his capacity as legally appointed executor of Mr. Richart’s Estate, represents the Estate for purposes of the Note, and this Agreement;

WHEREAS, Christopher G. Grosso is Chairman of the Board of Directors of Radnostix, Inc., and also executor of the Richart Estate (with the Richart Estate having replaced Mr. Richart as a co-Lender herein);

WHEREAS, the Board of Directors of Radnostix, Inc., acting through its disinterested directors, has reviewed and approved this Modification in accordance with Texas Business Organizations Code §21.418.

NOW, THEREFORE, in consideration of the above and for good and valuable consideration, the receipt and adequacy of which are hereby specifically acknowledged, the parties agree to modify the Agreement, dated December 23, 2013, as follows:

1. Release of Liens; Note Becomes Unsecured. All security interests, liens, and encumbrances previously granted by Borrower to Lenders in connection with this Note and all prior Modifications thereof, including but not limited to those security interests described in prior Modifications and/or filed with the Texas Secretary of State or any other filing authority, are hereby permanently released and extinguished. Lenders hereby confirm that all such security interests and liens have lapsed and shall not be reinstated or re-created under any circumstances, including upon any default hereunder. This Note shall henceforth be unsecured. Lenders shall, upon the Company's reasonable request, execute and deliver UCC-3 termination statements or other documents as may be necessary or appropriate to reflect this release of record. Any and all provisions in the original Agreement or any prior Modification that contemplate the reinstatement of security interests, including any "Roll-Back" provisions relating to the American Fuel Resources, LLC asset sale or otherwise, are hereby deleted and of no further force or effect.

2. Maturity Date. The maturity date of this Note is hereby extended to March 31, 2031 (three (3) years from the prior maturity date of March 31, 2028). The Borrower shall repay the full principal amount outstanding hereunder, together with all interest accrued thereon, on or before the maturity date, unless earlier converted pursuant to Sections 3 or 4, below.

3. Voluntary Conversion Right of Lenders. the Lenders shall have the right, at any time while any amount under this Note remains outstanding, to convert all or any portion of the then-outstanding principal balance and accrued interest into shares of common stock of Radnostix, Inc. (formerly International Isotopes Inc.) at a fixed conversion price of $0.07 per share ("Conversion Price"), subject to adjustment for any forward or reverse stock splits or other board-approved share issuance or dilution events occurring after the date of this Modification, provided, that Lender will not convert unless the Borrower has enough shares available, which the parties with use commercially reasonable efforts to deliver such shares. The Lenders shall deliver written notice to the Company at its principal office specifying the amount to be converted. The Company shall not be required to issue fractional shares; any fractional share shall be rounded to the nearest whole share.

4. Forced Conversion Right of Borrower. At any time after six (6) months from the effective date of this Modification, Radnostix, Inc. shall have the right to require conversion of the entire outstanding principal balance and accrued interest of this Note into shares of common stock at the Conversion Price of $0.07 per share, if the volume weighted-average closing price ("VWAP") of the Company's common stock equals or exceeds $0.12 per share for thirty (30) consecutive Trading Days. The Company shall deliver written notice to the Lenders of its election to exercise this forced conversion right, and the Lenders shall have no further payment obligation hereunder following such conversion. The Company shall issue conversion shares within five (5) Trading Days of such notice.

5. Removal of AFR Provisions. All provisions in the original Agreement and any prior Modifications referencing or related to American Fuel Resources, LLC ("AFR"), the "Asset Sale Agreement," the "Asset Sale," the "Outside Date," any "Roll-Back" obligation, and any assets pledged as security interests (appearing in any previous Schedules) are hereby deleted in their entirety and are of no further force or effect.

6. Company Name Change. The parties acknowledge that Borrower has changed its corporate name from International Isotopes Inc. to Radnostix, Inc. All references in the original Agreement and prior Modifications to "International Isotopes Inc." or "INIS" shall be deemed to refer to Radnostix, Inc.

7. Conflict Disclosure and POA. The parties acknowledge that Christopher G. Grosso, who serves as Chairman of the Board of Radnostix, Inc., holds an investment power of attorney for Ralph M. Richart, one of the Lenders. This relationship has been fully disclosed to the disinterested members of the Board of Directors, who have approved this Modification in compliance with Texas Business Organizations Code §21.418. Mr. Grosso has recused himself from all Board deliberations and votes concerning this Modification.

8. Securities Compliance. The Company shall timely file all disclosures required under applicable federal securities laws with respect to this Modification, including, to the extent required, a Current Report on Form 8-K under Items 1.01 and/or 2.03 within four (4) business days of execution.

9. Ratification. All other provisions of the original Promissory Note Agreement and all prior Modifications (First through Sixth) that are not expressly modified herein remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Seventh Modification as of the date first written above.

BORROWER:

RADNOSTIX, INC.

a Texas corporation

By: /s/ Shahe Bagerdjian

Name: Shahe Bagerdjian

Title: President & CEO

LENDERS:

By: /s/ Christopher G. Grosso, Executor

The Estate of Ralph M. Richart

(signed by Christopher G. Grosso, as Executor of the Richart Estate)

By: /s/ John M. McCormack

John M. McCormack